FILE NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-1004
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.    Exact name of Trust:                  LEGG MASON UNIT INVESTMENT TRUST,
                                            SERIES 7

B.    Name of Depositor:                    LEGG MASON WOOD WALKER, INCORPORATED

C.    Complete address of Depositor's principal executive offices:
                                                   111 S. Calvert St.
                                                   Baltimore, Maryland 21202

D.    Name and complete address of agents for service:
         LEGG MASON WOOD WALKER, INCORPORATED      CHAPMAN AND CUTLER
         Attention:  Marie K. Karpinski            Attention:  Mark J. Kneedy
         111 S. Calvert St.                        111 West Monroe Street
         Baltimore, Maryland  21202                Chicago, Illinois  60603

E. Title and amount of securities being registered: An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.    Approximate date of proposed sale to the public:

               AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
                           THE REGISTRATION STATEMENT

|__|    Check box if it is proposed that this filing will become effective at
        2:00 p.m. on                      , pursuant to Rule 487.

--------------------------------------------------------------------------------
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                        LEGG MASON UNIT INVESTMENT TRUST
                                    SERIES 7
                             CROSS REFERENCE SHEET

                    PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                   (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION
                        1 AS TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                   FORM S-6
ITEM NUMBER                                             HEADING IN PROSPECTUS

                    I. ORGANIZATION AND GENERAL INFORMATION

 1.     (a)  Name of trust                   )      Prospectus Front Cover Page

        (b)  Title of securities issued      )      Prospectus Front Cover Page

 2.     Name and address of Depositor        )      Essential Information
                                             )      Administration of the Trust

 3.     Name and address of Trustee          )      Essential Information
                                             )      Administration of the Trust

 4.     Name and address of principal        )      Public Offering of Units
          underwriter

 5.     Organization of trust                )      The Trust

 6.     Execution and termination of         )      The Trust
          Trust Indenture and Agreement      )      Administration of the Trust

 7.     Changes of Name                      )      *

 8.     Fiscal year                          )      *

 9.     Material Litigation                  )      *


                                      -I-

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST

10.     General information regarding           )   The Trust
          trust's securities and                )   Federal Tax Status
          rights of security holders            )   Public Offering
                                                )   Rights of Unitholders
                                                )   Trust Administration

11.     Type of securities comprising           )   Prospectus Front Cover Page
          units                                 )   The Trust
                                                )   Portfolio

12.     Certain information regarding           )   *
          periodic payment certificates         )

13.     (a)  Loan, fees, charges and expenses   )   Prospectus Front Cover Page
                                                )   Essential Information
                                                )   Portfolio
                                                )
                                                )   Expenses of the Trust
                                                )   Public Offering of Units
                                                )   Rights of Unitholders

        (b)  Certain information regarding      )
               periodic payment plan            )   *
               certificates                     )

        (c)  Certain percentages                )   Prospectus Front Cover Page
                                                )   Essential Information
                                                )
                                                )   Public Offering of Units
                                                )   Rights of Unitholders

        (d)  Certain other fees, expenses or    )   Expenses of the Trust
               charges payable by holders       )   Rights of Unitholders

        (e)  Certain profits to be received     )   Public Offering of Units
               by depositor, principal          )   Public Offering of Units
               underwriter, trustee or any      )   Portfolio
               affiliated persons               )

        (f)  Ratio of annual charges            )   *
               to income                        )

14.     Issuance of trust's securities          )   Rights of Unitholders


                                      -II-

15.     Receipt and handling of payments        )   *
          from purchasers                       )

16.     Acquisition and disposition of          )   The Trust
          underlying securities                 )   Rights of Unitholders
                                                )   Administration of the Trust

17.     Withdrawal or redemption                )   Rights of Unitholders
                                                )   Administration of the Trust
18.     (a)  Receipt and disposition            )   Prospectus Front Cover Page
               of income                        )   Rights of Unitholders

        (b)  Reinvestment of distributions      )   *

        (c)  Reserves or special funds          )   Expenses of the Trust
                                                )   Rights of Unitholders

        (d)  Schedule of distributions          )   *

19.     Records, accounts and reports           )   Rights of Unitholders
                                                )   Administration of the Trust

20.     Certain miscellaneous provisions        )   Administration of the Trust
          of Trust Agreement                    )

21.     Loans to security holders               )   *

22.     Limitations on liability                )   Portfolio
                                                )   Administration of the Trust
23.     Bonding arrangements                    )   *

24.     Other material provisions of            )   *
        Trust Indenture Agreement               )

                  III. ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR

25.     Organization of Depositor               )   Administration of the Trust

26.     Fees received by Depositor              )   *

27.     Business of Depositor                   )   Administration of the Trust

                                     -III-

28.     Certain information as to               )   *
          officials and affiliated              )
          persons of Depositor                  )

29.     Companies owning securities             )   *
          of Depositor                          )
30.     Controlling persons of Depositor        )   *

31.     Compensation of Officers of             )   *
          Depositor                             )

32.     Compensation of Directors               )   *

33.     Compensation to Employees               )   *

34.     Compensation to other persons           )   *

                 IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.     Distribution of trust's securities      )   Public Offering
          by states                             )

36.     Suspension of sales of trust's          )   *
          securities                            )
37.     Revocation of authority to              )   *
          distribute                            )

38.     (a)  Method of distribution             )
                                                )
        (b)  Underwriting agreements            )   Public Offering
                                                )
        (c)  Selling agreements                 )

39.     (a)  Organization of principal          )   *
               underwriter                      )

        (b)  N.A.S.D. membership by             )   *
               principal underwriter            )

40.     Certain fees received by                )   *
          principal underwriter                 )

                                      -IV-

41.     (a)  Business of principal              )   Administration of the Trust
               underwriter                      )

        (b)  Branch offices or principal        )   *
               underwriter                      )

        (c)  Salesmen or principal              )   *
               underwriter                      )

42.     Ownership of securities of              )   *
          the trust                             )

43.     Certain brokerage commissions           )   *
          received by principal underwriter     )

44.     (a)  Method of valuation                )   Prospectus Front Cover Page
                                                )   Essential Information
                                                )   Expenses of the Trust
                                                )   Public Offering
        (b)  Schedule as to offering            )   *
               price                            )

        (c)  Variation in offering price        )   *
               to certain persons               )

46.     (a)  Redemption valuation               )   Rights of Unitholders
                                                )   Administration of the Trust
        (b)  Schedule as to redemption          )   *
               price                            )

47.     Purchase and sale of interests          )   Public Offering
          in underlying securities              )   Administration of the Trust

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.     Organization and regulation of          )   Administration of the Trust
          Trustee                               )

49.     Fees and expenses of Trustee            )   Essential Information
                                                )   Expenses of the Trust

50.     Trustee's lien                          )   Expenses of the Trust

                                      -V-

         VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.     Insurance of holders of trust's         )   Expenses of the Trust
          securities                            )   *

52.     (a)  Provisions of trust agreement      )
               with respect to replacement      )   Administration of the Trust
               or elimination portfolio         )
               securities                       )

        (b)  Transactions involving             )
               elimination of underlying        )   *
               securities                       )

        (c)  Policy regarding substitution      )
               or elimination of underlying     )   Administration of the Trust
               securities                       )

        (d)  Fundamental policy not             )   *
               otherwise covered                )

53.     Tax Status of trust                     )   Federal Taxation

                   VII. FINANCIAL AND STATISTICAL INFORMATION

54.     Trust's securities during               )   *
          last ten years                        )

55.                                             )
56.     Certain information regarding           )   *
57.       periodic payment certificates         )
58.                                             )

59.     Financial statements (Instructions      )   Report of Independent
          1(c) to Form S-6)                     )   Auditors Statement of
                                                    Condition

---------
* Inapplicable, omitted, answer negative or not required


                                      -VI-


                 PRELIMINARY PROPECTUS DATED NOVEMBER 25, 1997
                             SUBJECT TO COMPLETION
                        LEGG MASON UNIT INVESTMENT TRUST
                                    SERIES 7
                  LEGG MASON REIT TRUST, DECEMBER 1997 SERIES
     Legg Mason REIT Trust, December 1997 Series (the "TRUST") was formed with the investment objectives of obtaining high current income and capital appreciation through investment in a fixed portfolio of domestic, publicly traded real estate investment trusts ("REITS") which Legg Mason Wood Walker, Incorporated (the "SPONSOR") believes will outperform other REITs. The securities selected are considered by the Sponsor to have the potential to achieve the Trust's objectives over the term of the Trust. See "The Trust Portfolio." There is no assurance that the Trust will achieve its objectives.
     UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The investor is advised to read and retain this Prospectus for future reference.
               The date of this Prospectus is December    , 1997.
                             LEGG MASON WOOD WALKER
                                  INCORPORATED
                            111 SOUTH CALVERT STREET
                                 P.O. BOX 1476
                         BALTIMORE, MARYLAND 21203-1476
                         (410) 539-0000/(800) 822-5544

Information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUMMARY
     THE TRUST. Legg Mason Unit Investment Trust, Series 7 (the "FUND"), which consists of the Legg Mason REIT Trust, December 1997 Series (the "TRUST"), is a unit investment trust registered under the Investment Company Act of 1940, as amended ("1940 ACT").
     The Trust initially consists of securities and delivery statements (i.e., contracts) or cash to purchase common stocks issued by companies which the Sponsor believes have the potential to achieve the objectives of the Trust (the "SECURITIES"). For the criteria used by the Sponsor in selecting the Securities, see "The Trust Portfolio -- Securities Selection." The value of all portfolio Securities and, therefore, the value of the Trust's units (the "UNITS") may be expected to fluctuate depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general, and the Securities in particular. The Trust was formed with the investment objectives of obtaining high current income and capital appreciation over the life of the Trust through investment in a fixed portfolio of domestic publicly traded REITs which the Sponsor believes will outperform other REITs. High current income and capital appreciation are, of course, dependent upon several factors including, among other factors, the financial condition of the issuers of the Securities and therefore, there can be no assurance that these objectives will be achieved (see "The Trust Portfolio"). Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of stocks, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performances of the underlying stocks in the Portfolio.
     The Sponsor may, from time to time during a period of up to approximately 90 days after the Initial Date of Deposit, deposit additional Securities or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. Such deposits of additional Securities or cash will be done in such a manner that the original proportionate relationship amongst the individual issues of the Securities shall be maintained. Any deposit by the Sponsor of additional Securities, or the purchase of additional Securities pursuant to a cash deposit, will duplicate, as nearly as is practical, the original proportionate relationship established on the Initial Date of Deposit, not the actual proportionate relationship on the subsequent Date of Deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "The Trust."
     After the opening of business on the Initial Date of Deposit and on subsequent Date(s) of Deposit, it is expected that all of the Securities in the Trust will be purchased from the Sponsor in transactions in which the Sponsor will act as sole underwriter to the issuers of the Securities. These transactions will be effected by the Sponsor at prices below the current market value of the Securities due to various factors, including size of the purchase, expectation of holding period and cost of issuance. All of the Securities will be deposited in the Trust based on their market value as of the Dates of Deposit. AS A RESULT OF THE SPONSOR'S ABILITY TO PURCHASE THESE SECURITIES BELOW MARKET VALUE, THE SPONSOR WILL OFFER UNITS OF THE TRUST WITH NO SALES CHARGE DURING THE INITIAL OFFERING PERIOD. By virtue of buying stock at below market prices, the Sponsor will realize a profit on the deposit of the Securities to the Trust in an amount of up to 5% of the market value of these Securities. Notwithstanding the preceding, the Sponsor may create additional Units by depositing Securities acquired on a national securities exchange and all of the Securities deposited in the Trust as of the opening of business on the Initial Date of Deposit were acquired by the Sponsor in such manner.
     Each Unit of the Trust initially offered represents that undivided interest in the Trust indicated under "Essential Information." To the extent that any Units are added or redeemed by the Trustee, the fractional undivided interest in the Trust represented by each unredeemed Unit will decrease or increase, as the case may be, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding
                                       2
until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
     PUBLIC OFFERING PRICE. The Public Offering Price per Unit of the Trust during the primary offering period (which is expected to be only the date of this Prospectus) is based on the aggregate market value (see "Public Offering of Units -- Public Offering Price") of the Securities in the Trust plus or minus a pro rata share of cash, if any, in the Capital Account (as hereinafter defined) held or owned by the Trust, WITH NO SALES CHARGE. In the secondary market, the Public Offering Price will be calculated in the same manner as in the primary offering period except that a sales charge of 2.75% (equivalent to 2.828% of the net amount invested) will be added. The sales charge is reduced on a graduated scale for sales involving at least $50,000. After December 31, 1998, the maximum sales charge will be reduced for all transactions. See "Public Offering of
Units -- Public Offering Price."
     DISTRIBUTIONS OF INCOME AND CAPITAL. Distributions of dividends received by the Trust will be made quarterly and any funds in the Capital Account will be distributed as described under "Unitholders -- Distributions to Unitholders."
     MARKET FOR UNITS. While under no obligation to do so, the Sponsor intends to maintain a market for the Units of the Trust and offer to repurchase such Units at prices subject to change at any time based on the current market value of the Securities in the Trust. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. A Unitholder may also dispose of Units through redemption at the Redemption Price on the date of tender to the Trustee. See "Redemption -- Computation of Redemption Price."
     TERMINATION. No later than the Mandatory Termination Date (as defined in "Essential Information"), Securities will begin to be sold in connection with the termination of the Trust and it is expected that all Securities in the Trust will be sold within a reasonable period of time thereafter. The Sponsor will determine the manner, timing and execution of the sale of the underlying Securities. See "Administration of the Trust -- Amendment and Termination."
     RISK FACTORS. An investment in the Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market. For certain risk considerations related to the Trust, see "Risk Factors."
                                       3

LEGG MASON UNIT INVESTMENT TRUST, SERIES 7
LEGG MASON REIT TRUST, DECEMBER 1997 SERIES
ESSENTIAL INFORMATION
AS OF THE OPENING OF BUSINESS ON DECEMBER   , 1997
SPONSOR AND EVALUATOR: LEGG MASON WOOD WALKER, INCORPORATED
TRUSTEE: THE BANK OF NEW YORK

Number of Units(1)........................................................
Fractional Undivided Interest Per Unit(1).................................
Public Offering Price:
  Aggregate Market Value of Securities in Portfolio(2)....................  $
  Aggregate Market Value of Securities per Unit...........................  $
  Public Offering Price Per Unit(3).......................................  $
Redemption Price Per Unit.................................................  $
Maximum Value of the Trust under which the Trust Agreement may be
     Terminated...........................................................  The Trust Agreement may be terminated if value of the Trust is less than
                                                                            40% of the aggregate value of the
                                                                            Securities at deposit
Evaluations for purposes of sale, purchase or redemption of Units of the Trust are made as of 4:00 p.m., Eastern
Time, next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption (the "EVALUATION TIME").
Initial Date of Deposit...................................................  December   , 1997
Mandatory Termination Date................................................  December 21, 1999
Evaluator's Annual Evaluation Fee.........................................  Maximum of $______ per Unit
Trustee's Annual Fee......................................................  $________ per Unit
Sponsor's Annual Supervisory Fee..........................................  Maximum of $_____ per Unit
Estimated Annual Organizational Expenses(4)...............................  $______ per Unit
Record Dates..............................................................  FIFTEENTH day of each March, June,
                                                                            September and December, commencing
                                                                            March, 1998.
Distribution Dates........................................................  LAST day of each March, June,
                                                                            September and December, commencing
                                                                            March, 1998.

(1) As of the close of business on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly from the amount above.
(2) Each Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last sales price, or if the Security is not so listed, at the mean between the closing bid and offer prices in the over-the-counter market.
(3) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay his or her pro rata share of any accumulated dividends in such Income Account. Subsequent to the initial offering period (which is expected to be only the date of this Prospectus) the maximum sales charge will be 2.75%, subject to reduction on a graduated scale in the case of quantity purchases. Additionally, commencing January 1, 1999 the maximum sales charge will be reduced. See "Public Offering of Units -- Public Offering Price."
(4) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and States, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over the first twelve months of the Trust. See "Expenses of the Trust." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.
                                       4

THE TRUST
     Legg Mason Unit Investment Trust, Series 7, which consists of the Legg Mason REIT Trust, December 1997 Series, is a unit investment trust created under the laws of the State of New York pursuant to a trust indenture dated the Initial Date of Deposit (the "TRUST AGREEMENT") between Legg Mason Wood Walker, Incorporated (the "SPONSOR") and The Bank of New York (the "TRUSTEE").*
     The portfolio contains common stocks issued by domestic real estate investment trusts ("REITS"). A REIT is a creation of the federal income tax law and, therefore, its structure and operation must conform to certain requirements of the Internal Revenue Code of 1986, as amended (the "CODE"). In general, a REIT must hold at least 75% of its total assets in real estate assets and distribute at least 95% of its taxable income (without regard to any net capital gains) on an annual basis. There are two principal types of REITs: those which hold at least 75% of their invested assets in the ownership of real estate and benefit from the underlying net rental income generated from the properties ("EQUITY REITS") and those which hold at least 75% of their invested assets in mortgages which are secured by real estate assets and benefit predominantly from the difference between the interest income on the mortgage loans and the interest expense on the capital used to finance the loans ("MORTGAGE REITS"). A third type combines the investment strategies of the Equity REITs and the Mortgage REITs ("HYBRID REITS"). As used herein, the term "SECURITIES" means the common stocks initially deposited in the Trust and described in the portfolio and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Trust Agreement. It is the intention of the Sponsor to invest primarily in Equity REITs.
     On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. For the Securities, contracts and cash to be so deposited, the Trustee will deliver to the Sponsor documentation evidencing the ownership of that number of Units of the Trust set forth under "Essential Information." Subsequent to the Initial Date of Deposit, the Sponsor may deposit additional Securities or contracts to purchase additional Securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted Securities or cash (including a letter of credit) with instructions to purchase additional Securities. Such additional deposits into the Trust will be in amounts which will maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each Security in the Trust established by the initial deposit of Securities and, thereafter, the same percentage relationship that existed on such 90th day. Although additional Units will be issued, each Unit will continue to represent approximately the same number of shares of each Security and the percentage relationship among the shares of each Security in the Trust will remain the same. The required percentage relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of an issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the evaluation time or as close to the evaluation prices as possible.
     The Trust consists of (a) the Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract(s) for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance
----------
*Reference is made to the Trust Agreement and any statement contained herein is qualified in its entirety by the provisions of the Trust Agreement.
                                       5
with the Trust Agreement, refund the cash and sales charge attributable to such failed contract(s) to all Unitholders on the next distribution date.
THE TRUST PORTFOLIO
     SECURITIES SELECTION. In selecting Securities for the Trust, the following factors, among others, are considered by the Sponsor: (a) the quality of the Securities, (b) the price of the Securities relative to other similar securities and (c) the potential for income and capital appreciation.
     At a time of uncertainty in the capital markets, an opportunity exists to invest in an asset class that seeks to offer an attractive current return and capital appreciation potential. That asset class, publicly traded REITs, has produced high levels of income and capital appreciation in recent years. Robert
A. Frank, CFA, Director of Equity Research at Legg Mason has stated: "The U.S. capital markets have evolved to offer individual investors an attractive investment opportunity in the commercial real estate sector through the ownership of REIT shares. More important is the fact that this has happened at an opportune time in the real estate cycle." Glenn R. Mueller, Ph.D., head of Legg Mason Real Estate Research adds: "Our research leads us to the conclusion that the fundamentals of the commercial real estate markets in the U.S. are presently very strong, as is the outlook."
     The investment objectives of the Trust are to seek high current income and capital appreciation through a fixed, diversified portfolio of domestic, publicly traded REITs selected by Legg Mason Research. Most REITs focus on a particular property type and/or geographic region in the country. Thus, to diversify particular geographic risk and property-type risk, it is necessary to buy a number of REITs. Legg Mason Research will select REITs for the Trust with a view to representing various real estate sectors, which may include office, industrial, multifamily, retail, hotel, and healthcare.
     With a market capitalization of $5 trillion, commercial real estate makes up 20% of major U.S. investments. Historically, commercial real estate as an investment class has been available only to high net worth individuals and institutional investors who took advantage of purchasing real estate directly to diversify their portfolios. But now real estate investment, in the form of REITs, is available to individual investors. REITs were created by the U.S. Congress as a way for individual investors to hold real estate in a more liquid form without the burden of double taxation. Since 1991, the REIT market has grown from $9 billion to over $130 billion today and has rewarded many investors with both high income and capital appreciation.
     Income from REIT stocks is the result of their high dividend payouts. Over the past five years, the dividend yield from all equity REITs in the National Association of Real Estate Income Trust (NAREIT) Equity Index ranged from 5.45%-8.18%. Over this same period, the dividend yield of the S&P 500 and the Dow Jones Utilities Index, and the 10-year Treasury bond yield to maturity ranged between 1.62%-3.07%, 4.31%-7.41% and 5.38%-7.91%, respectively. Sources:
FactSet Research Systems, Inc., Bloomberg, NAREIT. The five-year period was selected because REITs underwent an investment paradigm shift in 1992. At various times over this period, the dividend yield on the 10-year Treasury bond and the Dow Jones Utilities Index has exceeded that of the NAREIT Equity Index. This performance is not representative of the performance of the Trust and past performance is no guarantee of future results. In addition, a portion of many REITs dividends is treated as non-taxable return of capital for tax purposes. This feature provides investors with a tax deferral benefit on current income.
     Total Return from REIT stocks is a function of both income and change in price. For the past 5 years, the cumulative total return of equity REITs as a group (using the NAREIT Equity Index) of 136.2% exceeded that of the Dow Jones Utilities Index (45%) and the Salomon Brothers 10-year Treasury Index (41.3%) and closely approached the cumulative total return of the S&P 500 which was 156.4%. Source: Frontier Analytics. This performance is not representative of the performance of the Trust and past performance is not a guarantee of future results. An investment in equity REITs provides only commercial real estate industry exposure and therefore is characterized by a relative lack of diversification as compared to an investment in all of the common stocks which comprise the S&P 500 Index. REITs are subject to increased market risk compared to an investment in U.S. government bonds which are guaranteed as to the timely payment of principal and interest. In addition, there is no assurance that the Trust will achieve similar results.
     Legg Mason has one of the largest and most distinguished Real Estate Research Teams in the country. Robert A. Frank, CFA is one of the most experienced REIT analysts in the U.S. Mr. Frank is a nationally recognized pioneer in real estate securities pricing and selection. Glenn R. Mueller holds a Ph.D. in real estate, and is nationally known in institutional investment circles for his work regarding real estate market cycles and real estate portfolio diversification. Combined with the 5 other members of their team, the Legg Mason Real Estate Research Group has 115 years of real estate experience.
     In selecting REITs for the Trust, Legg Mason will choose REIT equity securities that in its view have the potential for income growth and capital appreciation. Although there can be no assurance that the Trust's objectives will be achieved or that the Trust's securities will appreciate in value over the life of the Trust, over time, equity investments have generally outperformed most other investment classes. However, it should be understood that equity investments carry greater risks than other investments, including the risk that the value of an investment can decrease, and past performance is no guarantee of future results. An investment in the Trust should be made with an understanding of the problems and risks inherent in REITs specifically and real estate generally. Real estate companies are especially subject to the adverse effects of economic recession, volatile interest rates and the supply and demand for real estate in their local markets. Additionally, weather disasters, environmental problems, poor decisions by management, and changes in tax laws could negatively impact earnings and the ability of a company to pay dividends. See "Risk Factors" for additional information concerning the risks inherent in this investment.
RISK FACTORS
     GENERAL. The Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of equity securities with greater diversification than they might be able to acquire individually. An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in, and perceptions of, the issuer's change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.
     Holders of common stock incur more risk than holders of preferred stock and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by the portfolio have a right to receive dividends only when and if, and in the amounts, declared by the issuer's Board of Directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's Board of Directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common
                                       7
stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital of debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the Securities in the portfolio thus may be expected to fluctuate over the entire life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.
     Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust is restricted under the 1940 Act from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.
     SPECIAL REIT RISK FACTORS. An investment in the Trust should be made with an understanding of the risks inherent in an investment in REITs specifically and in real estate generally (in addition to securities market risks). REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. REITs are differentiated by the types of real estate properties held and the actual geographic location of properties and fall into two major categories: Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests, while Mortgage REITs concentrate on real estate financing, holding their assets primarily in mortgages secured by real estate. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities on the public or institutional capital markets or by bank borrowings. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding) by changes in the level of interest rates. The objective of an Equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and health care facilities. The objective of a Mortgage REIT is to invest primarily in mortgages secured by real estate in order to generate cash flow from payments on the mortgage loans.
     REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distribute at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.
     The underlying value of the Securities and the Trust's ability to make distributions to Unitholders may be adversely affected by changes in the national, state and local economic climate and real estate conditions (such as
                                       8
oversupply of or reduced demand for space and changes in market rental rates), perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide ade quate management, maintenance and insurance, the ability to collect on a timely basis all rents from tenants, tenant defaults, the cost of complying with the Americans with Disabilities Act, increased competition from other properties, obsolescence of properties, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust.
     The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than Mortgage REITs and the nature of the underlying assets of an Equity REIT may be considered more tangible than that of a Mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying property it owns than Mortgage REITs.
     REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Code, and to maintain exemption from the 1940 Act. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.
     The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable for local risks to which the REITs may be susceptible. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impractical to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.
     Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.
                                       9

FEDERAL TAX STATUS
     The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security is considered a share in a real estate investment trust for federal income tax purposes.
     In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
     1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his or her pro rata share of income derived from the Trust asset when such income is considered to be received by the Trust.
     2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for his or her Units is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchased his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by the Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Securities. Unitholders should consult their own tax advisers with regard to the calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends (other than capital gains dividends of a REIT, as described below), as defined by Section 316 of the Code, paid with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his or her Units. The issuers of the Securities intend to qualify under special federal income tax rules as "real estate investment trusts" (each a "REIT," shares of such issuers held by the Trust shall be referred to collectively as the "REIT SHARES"). Because Unitholders are deemed to directly own a pro rata portion of the REIT Shares as discussed above, Unitholders are advised to consult their tax advisers for information relating to the tax consequences of owning the REIT Shares. Provided an issuer qualifies as a REIT, certain distributions by such issuers on the REIT Shares may qualify as "capital gain dividends," taxable to shareholders (and, accordingly, to the Unitholders as owners of a pro rata portion of the REIT Shares) as long-term capital gains, regardless of how long a shareholder has owned such shares. In addition, distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to shareholders (and, accordingly, to the Unitholders as owners of a pro rata portion of the REIT Shares) on December 31 of the year they are declared, even when paid by a REIT during the following January and received by shareholders or Unitholders in such following year.
     3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust, will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust, will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of gains and losses
                                       10
for federal income tax purposes, as special rules, described below, apply to a Unitholder's pro rata protion of the REIT Shares.
     DIVIDENDS RECEIVED DEDUCTION. Dividends received on the Securities (so long as such Securities qualify as REIT shares) are not eligible for the dividends received deduction.
     LIMITATIONS ON DEDUCTIBILITY OF TRUST EXPENSES BY UNITHOLDERS. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as if the expense had been paid directly by such Unitholder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.
     RECOGNITION OF TAXABLE GAIN OR LOSS UPON DISPOSITION OF SECURITIES BY THE TRUST OR DISPOSITION OF UNITS. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. However, any loss realized by a Unitholder with respect to the disposition of his or her pro rata portion of the REIT Shares, to the extent such Unitholder has owned his or her Units for less than six months or the Trust has held the REIT Shares for less than six months, will be treated as long-term capital loss to the extent of such Unitholder's pro rata portion of any capital gain dividends received (or deemed to have been received) with respect to the REIT Shares. The Taxpayer Relief Act of 1997 (the "1997 ACT") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. Note, however, that the 1997 Act provides that the application of the rules described above in the case of pass-through entities such as the REITs will be prescribed in future Treasury Regulations. Accordingly, Unitholders should consult their own tax advisers as to the tax rate applicable to capital gain dividends.
     In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult their tax advisers regarding the potential effect of this provision on their investment in Units.
     If a Unitholder disposes of a Unit, he or she is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Securities represented by the Unit. The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, off-setting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sale rules.
                                       11

     SPECIAL TAX CONSEQUENCES OF IN-KIND DISTRIBUTIONS UPON TERMINATION OF THE TRUST. A Unitholder may, under certain circumstances, request an "In-Kind Distribution" upon the termination of the Trust. See "Administration of the Trust -- Amendment and Termination." As previously discussed, prior to the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust assets for federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unitholder receiving an undivided interest in whole shares of Securities plus, possibly, cash.
     The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular REIT. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Trust.
     Because the Trust will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. If a Unitholder is deemed to recognize gain or loss on the In-Kind Distribution because cash is received in addition to Securities, the amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.
     COMPUTATION OF THE UNITHOLDER'S TAX BASIS. Initially, a Unitholder's tax basis in his or her Units will generally equal the price paid by such Unitholder for his or her Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
     A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income and are not capital gain dividends as described above.
     GENERAL. Each Unitholder will be requested to provide his or her taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified by the Internal Revenue Service that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.
                                       12

     Unitholders will be notified annually of the amount of dividends includable in the Unitholder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.
     The foregoing discussion relates only to United States federal income taxation of U.S. Unitholders; Unitholders may be subject to state and local taxation. Unitholders should consult their tax advisers regarding potential foreign, state and local taxation with respect to the Units, and foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.
     Unitholders desiring to purchase Units for tax-deferred plans and Individual Retirement Accounts ("IRAs") should consult their financial advisor for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.
PUBLIC OFFERING OF UNITS
     PUBLIC OFFERING PRICE. During the primary offering period (which is expected to be only the date of this Prospectus), Units of the Trust are offered at the Public Offering Price (which is based on the aggregate market value of the Securities in the Trust plus a pro rata share of any accumulated dividends in the Income Account of the Trust) WITH NO SALES CHARGE.
     After the primary offering period, the Public Offering Price of the Units of the Trust will be determined by adding to the aggregate market value of the Securities in the Trust a sale charge equal to 2.75% of the Public Offering Price (2.828% of the net amount invested, plus a pro rata portion of the amounts, if any, in the Income Account). The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000.
     Sales charges (until December 31, 1998) are as follows:

                                                                                                  SALES CHARGE
                                                                                            ------------------------
                                                                                            PERCENT OF    PERCENT OF
                                                                                             OFFERING     NET AMOUNT
AMOUNT PURCHASED                                                                              PRICE        INVESTED
----------------                                                                            ----------    ----------
Fewer than $50,000.......................................................................      2.75%         2.828%
$50,000 but less than $100,000...........................................................      2.50          2.564
$100,000 but less than $250,000..........................................................      2.25          2.302
$250,000 but less than $500,000..........................................................      2.00          2.041
$500,000 but less than $1,000,000........................................................      1.75          1.781
$1,000,000 or more.......................................................................      1.50          1.523

     Commencing January 1, 1999, the sales charge will be reduced as follows:

                                                                                                  SALES CHARGE
                                                                                            ------------------------
                                                                                            PERCENT OF    PERCENT OF
                                                                                             OFFERING     NET AMOUNT
AMOUNT PURCHASED                                                                              PRICE        INVESTED
----------------                                                                            ----------    ----------
Fewer than $50,000.......................................................................      1.75%         1.781%
$50,000 but less than $100,000...........................................................      1.50          1.523
$100,000 but less than $250,000..........................................................      1.25          1.266
$250,000 but less than $500,000..........................................................      1.00          1.010
$500,000 but less than $1,000,000........................................................      0.75          0.756
$1,000,000 or more.......................................................................      0.50          0.503

     The reduced sales charges as shown in the tables above will apply to all secondary market purchases of Units. Additionally, Units purchased in the name of a spouse or child (under 21) of such purchaser will be
                                       13
deemed to be additional purchases by such purchaser. The reduced sales charges will also be applicable to a trust or other fiduciary purchasing for a single trust estate or single fiduciary account.
     The Sponsor intends to permit officers, directors and employees of the Sponsor and its affiliates and, at the Sponsor's discretion, investment clients of the Sponsor in certain accounts subject to a comprehensive "wrap fee" to purchase Units of the Trust in the secondary market without a sales charge, although a transaction processing fee may be imposed on such trades.
     As of the opening of business on the Initial Date of Deposit, the determination of the Public Offering Price was made on the basis of an evaluation of the Securities in the Trust prepared by the Trustee. After the opening of business on the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the market value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange, Inc. ("EXCHANGE") is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received at or prior to the Evaluation Time on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the Exchange is closed, will be held until the next determination of price.
     The market value of the Securities will generally be determined on each business day by the Evaluator based on the last sales prices for Securities listed on a national securities exchange or the NASDAQ National Market System and at the mean between the closing bid and offer prices for Securities traded over-the-counter.
     The minimum purchase in both the primary and secondary markets is 100
Units.
     PUBLIC DISTRIBUTION OF UNITS. During the primary offering period, Units of the Trust will be distributed to the public at the Public Offering Price thereof. Upon the completion of the primary offering, Units, which may be acquired in the secondary market (see "Market for Units"), may be offered at a price determined in the manner provided above.
     The Sponsor intends to qualify Units of the Trust for sale in a number of states. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.
     SPONSOR PROFITS. The Sponsor may be expected to realize a profit as of the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to the Trust, which is based on the evaluation of the Securities on the Initial Date of Deposit.
     The Sponsor will receive, in connection with secondary market Unit sales, gross sales charges equal to the percentage of the Public Offering Price of the Units of the Trust as stated under "Public Offering Price."
     The Sponsor has adopted an internal policy whereby an allocation of sales credit to a financial consultant may be reversed if Units are sold within 30 days of the effective date of the Trust.
MARKET FOR UNITS
     After the primary offering period, while not obligated to do so, the
Sponsor intends, subject to change at any time, to maintain a market for Units of the Trust offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the last sales prices for Securities listed on a national securities exchange or the NASDAQ National
Market System and at the mean between the closing bid and offer prices for Securities which are traded in the over-the-counter market. The offering price of any Units resold by the Sponsor will be in accordance with that described in the currently effective Prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor. The Sponsor may suspend or discontinue purchases of Units of the Trust if the supply of
Units exceeds demand, or for other business reasons.
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REDEMPTION
     GENERAL.  A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Unitholders must sign the request exactly as their names appear on the records of the Trustee. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.
     Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "REDEMPTION DATE") by payment of cash equivalent to the Redemption Price for the Trust, determined as set forth below under "Computation of Redemption Price," as of the Evaluation Time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the market value of the Securities in the Trust at the time of redemption.
     Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's taxpayer identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's taxpayer identification number from the selling financial advisor. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the
Trustee has been provided a certified taxpayer identification number in order to avoid this possible back-up withholding. In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.
     Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust. The Trustee is empowered to sell Securities for the Trust in order to make funds available for the redemption of Units of the Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. To the extent that Securities are sold, the size of the Trust will, and the diversity of the Trust may, be reduced, but each remaining Unit will continue to represent approximately the same proportionate interest in each Security. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.
     The right of redemption may be suspended and payment postponed (1) for any period during which the Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission ("SEC")) trading on the Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practical or it is not reasonably practical to fairly determine the value of the underlying Securities in accordance with the Trust Agreement; or (3) for such other period as the SEC may by order permit.
The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.
     COMPUTATION OF REDEMPTION PRICE. The Redemption Price per Unit (as well as the secondary market price) will be determined on the basis set forth below. While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority will be delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in
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the Trust determined on the basis of (i) the cash on hand in the Trust or monies in the process of being collected and (ii) the market value of the Securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses of the Trust. The Evaluator may determine the market value of the Securities in the Trust in the following manner: if the Security is listed on a national securities exchange or the NASDAQ National Market System, the evaluation will generally be based on the last sales price on the exchange or system (unless the Evaluator deems the price inappropriate as a basis for evaluation). If the Security is not so listed or, if so listed and the principal market for the Security is other than on the exchange or system, the evaluation will generally be made by the Evaluator in good faith based on the mean between the closing bid and offer prices in the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if closing prices are not available, (1) on the basis of the current bid price for comparable securities, (2) by the Evaluator's appraising the value of the Securities in good faith at the bid side of the market or (3) by any combination thereof. See "Public Offering of Units -- Public Offering Price." RETIREMENT PLANS
     The Trust may be suitable for purchase by IRAs, Self-Employed Individual Retirement Plans ("KEOGH PLAN"), pension plans and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.
UNITHOLDERS
     OWNERSHIP OF UNITS. Ownership of Units of the Trust will not be evidenced by certificates and will be in book entry form only. Units are transferable by making a written request to the Trustee. Unitholders must sign such written request exactly as their names appear on the records of the Trustee. Such signatures must be guaranteed as stated under "Redemption -- General."
     Units may be purchased and will be issued in denominations of one Unit or any multiple thereof, subject to the Trust's minimum investment requirement of 100 Units. Fractions of Units, if any, will be computed to three decimal places.
     DISTRIBUTIONS TO UNITHOLDERS. Income received by the Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the last day of each March, June, September and December on a pro rata basis to Unitholders of record as of the preceding record date (which will be the fifteenth day of the related month). All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, amounts from the Capital Account of the Trust, if any, will be distributed at least annually in December to the Unitholders then of record. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee shall not be required to make a distribution from the Capital Account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefit from the use of such funds). The Trustee is authorized to reinvest any
                                       16
funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.
     The distribution to the Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling firm.
     As of the first day of each month, the Trustee will deduct from the Income Account of the Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Expenses of the Trust"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.
     STATEMENTS TO UNITHOLDERS.  With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.
     The accounts of the Trust are required to be audited annually, at the Trust's expense, by independent public auditors designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of the Trust. The auditors' report will be furnished by the Trustee to any Unitholder of the Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of the Trust a statement, covering the calendar year, setting forth for the
Trust: (1) a summary of transactions in the Trust for such year; (2) any Securities sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.
     In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.
     RIGHTS OF UNITHOLDERS. A Unitholder may at any time tender Units to the Trustee for redemption. No Unitholder shall have the right to control the operation and management of the Trust in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of the Trust.
INVESTMENT SUPERVISION
     The Trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of the Trust will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio. However, the Sponsor may direct the Trustee to dispose of Securities upon default in payment of amounts due on debt obligations of the issuer of the Securities or upon a decline in price or the occurrence of other market or credit factors that in the opinion of the Sponsor would make the retention of such Securities in the Trust detri-
                                       17
mental to the interest of the Unitholders. The Trustee may sell any securities or other properties acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "The Trust" for failed securities and as provided in this paragraph, the acquisition by the
Trust of any securities other than the Securities is prohibited. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Securities from the Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the 1940 Act.
     The Trustee may sell Securities, designated by the Sponsor, from the Trust for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.
     The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practical, the proportionate relationship among the number of shares of individual issues of Securities. To the extent this is not practical, the composition and diversity of the Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.
ADMINISTRATION OF THE TRUST
     THE TRUSTEE.  The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, New York, New York 10286. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the FDIC to the extent permitted by law.
     The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of the Trust. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Unitholders."
     In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder of the Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any
Unitholder, together with a current list of the Securities held in the Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trust.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.
     The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor
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
trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States or any state thereof, be authorized under such laws to exercise trust powers and have at all times aggregate capital, surplus and undivided profits of not less than $5,000,000.
     THE SPONSOR.  The Sponsor, Legg Mason Wood Walker, Incorporated, is a
wholly owned subsidiary of Legg Mason, Inc. and is a registered broker-dealer incorporated under the laws of the State of Maryland. The Sponsor is a member firm of the New York Stock Exchange and is a member of the National Association of Securities Dealers, Inc. The Sponsor, through its over 100 offices located in 21 states, and other subsidiaries of Legg Mason, Inc. offer a full line of investment services including investment research and trade execution services for listed and unlisted equity and fixed-income securities and options; exchange floor execution; investment banking services for corporations and public sector clients; and professional investment management services for individual and institutional clients. The Sponsor and other subsidiaries of Legg Mason, Inc. may, but need not, make a principal market as dealer in one or more of the Securities in the Trust. As of September 30, 1997 the stockholders' equity of Legg Mason Wood Walker, Incorporated, on an unconsolidated basis, was $221,106,000 (unaudited). The foregoing information with regard to the Sponsor relates to the Sponsor only and not to the Trust. Such information is included in this prospectus only for the purpose of informing investors as to the responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trust. More detailed financial information concerning the Sponsor can be obtained upon request from the Sponsor.
     If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, or (b) terminate the Trust Agreement and liquidate the Trust as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.
     THE EVALUATOR.  The Sponsor serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder.
     AMENDMENT AND TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the SEC or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreement with respect to the Trust may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66-2/3% of the Units then outstanding of the Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of the Trust. In no event shall the Trust Agreement be amended to increase the number of Units of the Trust issuable thereunder or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in the Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders of the substance of any such amendment.
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
     The Trust Agreement provides that the Trust shall terminate upon the liquidation, redemption or other disposition of the last of the Securities held in the Trust but in no event is it to continue beyond the Mandatory Termination Date set forth under "Essential Information." If the value of the Trust shall be less than the applicable minimum value stated under "Essential Information," the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may be terminated at any time by Unitholders representing 66-2/3% of the Units thereof then outstanding.
     No later than the Mandatory Termination Date, the Trustee will begin to sell all of the underlying Securities on behalf of Unitholders in connection with the termination of the Trust. The Sponsor has agreed to assist the Trustee in these sales. The sale proceeds will be net of any incidental expenses involved in the sales. At termination of the Trust, written notice thereof will be sent by the Trustee to all Unitholders of the Trust and will include a form to enable Unitholders owning 2,500 or more Units to request an In-Kind Distribution of stocks rather than payment in cash upon termination of the
Trust. To be effective, this request must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or shortly thereafter), the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of each of the
Securities to the account of the broker-dealer designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares will be paid in cash. Within a reasonable period after termination, the Trustee will sell any Securities remaining in the Trust and, after paying all expenses and charges incurred by the Trust, will either distribute to Unitholders (other than Unitholders requesting an In-Kind Distribution) their pro rata share of the balances remaining in the Income and Capital Accounts of the Trust or if the Sponsor is at that time offering units in a unit investment trust or shares in an open-ended managed fund, either of which having objectives similar to those of the Trust, reinvest upon written direction from the Unitholder or his or her representative such funds into the directed unit investment trust or mutual fund at a reduced fee.
     LIMITATIONS ON LIABILITY. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.
     The Trustee: The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of monies, Securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.
     The Evaluator: The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable only for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.
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
EXPENSES OF THE TRUST
     The Sponsor will not charge the Trust any fees for services performed as Sponsor but will receive that fee set forth under "Essential Information" for providing supervisory services. Such fee, which is calculated monthly, is based on the largest number of Units outstanding during the calendar year for which such compensation relates. The Sponsor will also receive a portion of the sales commissions, if any, paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trust.
     The Trustee receives for its services that fee set forth under "Essential Information." The Trustee's fee which is calculated monthly is based on the largest number of Units outstanding during the calendar year for which such compensation relates. The Trustee's fees are payable monthly on or before the fifteenth day of the month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.
     For evaluation of Securities in the Trust, the Evaluator shall receive that fee set forth under "Essential Information," payable monthly, based upon the largest number of Units outstanding during the calendar year for which such compensation relates.
     The Trustee's fees, the Sponsor's supervisory fees and the Evaluator's fees are deducted from the Income Account of the Trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor. In addition, with respect to the fees payable to the Sponsor for providing supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Legg Mason Wood Walker, Incorporated is the Sponsor in any calendar year exceed the actual cost to the Sponsor of supplying such services in such year.
     Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus and the Trust Agreement), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over the first twelve months of the Trust. The following additional charges are or may be incurred by the Trust: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of Securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the Trust Agreement; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement; and (g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the Securities are all common stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Tax Status."
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
LEGAL OPINIONS
     The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.
INDEPENDENT AUDITORS
     The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young
LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included herein in reliance upon such report given the authority of such firm as experts in accounting and auditing.
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
REPORT OF INDEPENDENT AUDITORS
TO THE UNITHOLDERS OF
LEGG MASON UNIT INVESTMENT TRUST, SERIES 7
(LEGG MASON REIT TRUST, DECEMBER 1997 SERIES):
     We have audited the accompanying statement of net assets, including the schedule of investments, of Legg Mason Unit Investment Trust, Series 7, comprised of the Legg Mason REIT Trust, December 1997 Series, as of the opening of business on December __, 1997. The statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.
     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on December __, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe our audit provides a reasonable basis for our opinion.
     In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Legg Mason Unit Investment Trust, Series 7, comprised of the Legg Mason REIT Trust, December
1997 Series, at the opening of business on December __, 1997, in conformity with generally accepted accounting principles.
                                               Ernst & Young LLP
Philadelphia, Pennsylvania
December __, 1997
                                       23

LEGG MASON UNIT INVESTMENT TRUST, SERIES 7
(LEGG MASON REIT TRUST, DECEMBER 1997 SERIES)
STATEMENT OF NET ASSETS
AT THE OPENING OF BUSINESS ON DECEMBER ___, 1997, THE INITIAL DATE OF DEPOSIT

ASSETS
Investment in Securities represented by purchase contracts (1)(2)..................................   $
Organizational costs (3)...........................................................................
                                                                                                      ------------
Total assets.......................................................................................   $
                                                                                                      ------------
LIABILITIES
Accrued organizational costs.......................................................................
                                                                                                      ------------
Net assets.........................................................................................   $
                                                                                                      ============
ANALYSIS OF NET ASSETS
Cost to investors (1)..............................................................................   $
Less: sales charge (4).............................................................................              0
                                                                                                      ------------
Net assets (1)(2)(4)...............................................................................   $
                                                                                                      ============
Number of Units....................................................................................
                                                                                                      ============

(1) Aggregate cost of the Securities listed in the Schedule of Investments is based on evaluations as determined by the Trustee.
(2) An irrevocable letter of credit has been deposited with the Trustee covering the funds (aggregating $______________) necessary for the purchase of the Securities in the Trust represented by purchase contracts.
(3) Deferred organizational costs will be amortized on a straight-line basis over the first twelve months of the Trust commencing on the Initial Date of Deposit.
(4) Assumes no sales charge.
                                       24

LEGG MASON UNIT INVESTMENT TRUST, SERIES 7
(LEGG MASON REIT TRUST, DECEMBER 1997 SERIES)
SCHEDULE OF INVESTMENTS
AT THE OPENING OF BUSINESS ON DECEMBER ___, 1997, THE INITIAL DATE OF DEPOSIT

                                                                                                        AGGREGATE
              NAME OF ISSUER                                                                             COST OF
              OF SECURITIES                                                                             SECURITIES
               DEPOSITED OR                  PERCENTAGE OF             NUMBER OF                            TO
            CONTRACTED FOR (1)               PORTFOLIO(1)     SYMBOL    SHARES      PRICE PER SHARE     TRUST (2)
            ------------------               -------------    ------   ---------    ---------------    -----------
                                                       %                                $              $





                                                  -----                                                -----------
                                                  100.0%                                               $
                                                  =====                                                ===========

NOTES TO SCHEDULE OF INVESTMENTS
(1) All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such undelivered Securities. Contracts to purchase Securities were entered into on or before December __, 1997 and all have expected settlement dates on or before December __, 1997 (see "The Trust"). Percentages are based on the cost of Securities to the Trust.
(2) The market value of each Security is based on the closing sales price on a national securities exchange or NASDAQ National Market System if the Security is listed thereon or, if not so listed or no such price exists, then at the mean between the closing bid and offer prices on the over-the-counter market, in each case on the day prior to the Initial Date of Deposit. As of the opening of business on the Initial Date of Deposit the aggregate cost of the Securities to the Sponsor was $________ and its gross profit was $_________.
     The Sponsor in its general securities business acts as agent or principal in connection with the purchase and sale of equity securities, which may include Securities in the Trust, and may act as a market maker in certain of the Securities. The Sponsor may also from time to time issue reports on and make recommendations relating to equity securities, which may include the Securities. From time to time the Sponsor may act as investment banker or an employee or affiliate may be a director of a company whose shares are included among the Securities; nonpublic information concerning such a company would not be disclosed to or for the benefit of the Trust under such circumstances.
* The Sponsor usually maintains a market in the securities of this company.
# Within the last three years, the Sponsor or one of its affiliates was the manager (co-manager) of a public offering of the securities of this company or an affiliate.
                                       26

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    CONTENTS

                                                    PAGE
SUMMARY..........................................     2
ESSENTIAL INFORMATION............................     4
THE TRUST........................................     5
THE TRUST PORTFOLIO..............................     6
RISK FACTORS.....................................     7
FEDERAL TAX STATUS...............................    10
PUBLIC OFFERING OF UNITS.........................    13
  Public Offering Price..........................    13
  Public Distribution of Units...................    14
  Sponsor Profits................................    14
MARKET FOR UNITS.................................    14
REDEMPTION.......................................    15
  General........................................    15
  Computation of Redemption Price................    15
RETIREMENT PLANS.................................    16
UNITHOLDERS......................................    16
  Ownership of Units.............................    16
  Distributions to Unitholders...................    16
  Statements to Unitholders......................    17
  Rights of Unitholders..........................    17
INVESTMENT SUPERVISION...........................    17
ADMINISTRATION OF THE TRUST......................    18
  The Trustee....................................    18
  The Sponsor....................................    19
  The Evaluator..................................    19
  Amendment and Termination......................    19
  Limitations on Liability.......................    20
EXPENSES OF THE TRUST............................    21
LEGAL OPINIONS...................................    22
INDEPENDENT AUDITORS.............................    22
REPORT OF INDEPENDENT AUDITORS...................    23
STATEMENT OF NET ASSETS..........................    24
SCHEDULE OF INVESTMENTS..........................    25

     THIS PROSPECTUS DOES NOT CONTAIN ALL OF THE INFORMATION WITH RESPECT TO THE INVESTMENT COMPANY SET FORTH IN ITS REGISTRATION STATEMENT AND EXHIBITS RELATING THERETO WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.
     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THIS INVESTMENT COMPANY NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE TRUSTEE, OR THE SPONSOR. SUCH REGISTRATION DOES NOT IMPLY THAT THE TRUST OR THE UNITS HAVE BEEN GUARANTEED, SPONSORED, RECOMMENDED OR APPROVED BY THE UNITED STATES OR ANY STATE OR ANY AGENCY OR OFFICER THEREOF.
     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE OR COUNTRY.

                                   LEGG MASON
                             UNIT INVESTMENT TRUST
                                    SERIES 7

                                   PROSPECTUS
                               December ___, 1997

                                   LEGG MASON
                                   REIT TRUST
                              DECEMBER 1997 SERIES

                             LEGG MASON WOOD WALKER
                                  INCORPORATED
                            111 SOUTH CALVERT STREET
                                 P.O. BOX 1476
                         BALTIMORE, MARYLAND 21203-1476
                         (410) 539-0000/(800) 822-5544

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

            The facing sheet
            The Cross-Reference Sheet
            The Prospectus
            The signatures
            The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1         Proposed form of Trust Agreement (to be filed by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be filed by amendment).

4.1         Consent of Independent Auditors (to be filed by amendment).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Legg Mason Unit Investment Trust, Series 7 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Baltimore and State of Maryland on the 25th day of November, 1997.

                                     LEGG MASON UNIT INVESTMENT TRUST, SERIES 7
                                          (Registrant)

                                     By LEGG MASON WOOD WALKER, INCORPORATED
                                          (Depositor)

                                           /s/  Kathi D. Bair
                                     ------------------------------
                                              Kathi D. Bair

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on November 25, 1997.

     Signature                              Title
     ---------                              -----
/s/ Raymond A. Mason
----------------------
Raymond A. Mason                            Chairman of the Board

/s/ John F. Curley, Jr.
----------------------
John F. Curley, Jr.                         Vice Chairman of the Board

/s/ James W. Brinkley
----------------------
James W. Brinkley                           President and Director

/s/ Edmund J. Cashman, Jr.
----------------------
Edmund J. Cashman, Jr.                      Senior Executive Vice President
                                              and Director
/s/ Richard J. Himelfarb
----------------------
Richard J. Himelfarb                        Senior Executive Vice President
                                              and Director
/s/ Edward A. Taber III
----------------------
Edward A. Taber III                         Senior Executive Vice President
                                              and Director
/s/ Robert A. Frank
----------------------
Robert A. Frank                             Executive Vice President
                                              and Director
/s/ Robert G. Sabelhaus
----------------------
Robert G. Sabelhaus                         Executive Vice President
                                              and Director
/s/ Charles A. Bacigalupo
----------------------
Charles A. Bacigalupo                       Senior Vice President, Secretary
                                              and Director

                                      S-2


/s/ Thomas M. Daly, Jr.
----------------------
Thomas M. Daly, Jr.                         Senior Vice President
                                              and Director
/s/ Jerome M. Dattel
----------------------
Jerome M. Dattel                            Senior Vice President
                                              and Director
/s/ Robert G. Donovan
----------------------
Robert G. Donovan                           Senior Vice President
                                              and Director
/s/ Thomas E. Hill
----------------------
Thomas E. Hill                              Senior Vice President
                                              and Director
/s/ Arnold S. Hoffman
----------------------
Arnold S. Hoffman                           Senior Vice President
                                              and Director
/s/ Carl Hohnbaum
----------------------
Carl Hohnbaum                               Senior Vice President
                                              and Director
/s/ William B. Jones, Jr.
----------------------
William B. Jones, Jr.                       Senior Vice President
                                              and Director
/s/ Laura L. Lange
----------------------
Laura L. Lange                              Senior Vice President
                                              and Director
/s/ Marvin H. McIntyre
----------------------
Marvin H. McIntyre                          Senior Vice President
                                              and Director
/s/ Mark I. Preston
----------------------
Mark I. Preston                             Senior Vice President
                                              and Director
/s/ M. Walter D'Alessio
----------------------
M. Walter D'Alessio                         Director

/s/ F. Barry Bilson
----------------------
F. Barry Bilson                             Senior Vice President
                                              and Director


                                                          /s/ Kathi D. Bair
                                                          -----------------
                                                          (Attorney-in-fact)*

-----------
*An executed copy of the related powers of attorney were filed as Exhibit 7.1 to the initial Registration Statement for Legg Mason Unit Investment Trust, Series 5 as filed on March 24, 1995 and Amendment No. 1 to the Registration Statement for Legg Mason Unit Investment Trust, Series 5 as filed on May 23, 1995 (file no. 33-90620).

                                      S-3